SUB-ITEM 77I

At a special meeting of the shareholders of Municipal Auction Rate Cumulative Preferred Shares ("ARPS") of MFS Municipal Income Trust (the "Trust") held on September 11, 2012, the shareholders of ARPS represented in person or by proxy voted to amend the Trust's Statement of ARPS to replace Standard & Poor's, a division of The McGraw-Hill Companies, Inc. with Fitch, Inc. as a rating agency for the Trust's ARPS and make other noted changes. A copy of such amended Statement of ARPS is filed as an exhibit hereto under Sub-Item 77Q1(a).

The Trust issued shares of a new series of preferred shares, Variable Rate Municipal Term Preferred Shares ("VMTP"), as stated in the Statement Establishing and Fixing the Rights and Preferences of VMTP ("Statement of VMTP"). A copy of such Statement of VMTP is filed as an exhibit hereto under Sub-Item 77Q1(a).